Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132938

PROSPECTUS

1,546,695 Shares

AUDIBLE, INC.

COMMON STOCK

This prospectus relates to the resale, from time to time, of up to 1,546,695 shares of our common stock or interests therein by the selling stockholders, listed on page 9, or its transferees. Information on the selling stockholders and the times and manner in which they may offer and sell shares of our common stock under this prospectus is provided under "Selling Stockholders" and "Plan of Distribution" in this prospectus. We will not receive any of the proceeds from the sale of these shares by the selling stockholders.

Our common stock is traded on the Nasdaq Stock Market under the symbol “ADBL”. On April 13, 2006, the closing price of one share of our common stock was $10.66.

Investing in our common stock involves a high degree of risk. You should carefully read and consider the risk factors beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 17, 2006.

ABOUT THIS PROSPECTUS

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and our common stock offered under this prospectus. The registration statement can be read at the SEC Web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Audible,” “we,” “us,” “our,” or similar references mean Audible, Inc.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We use words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intends,” “plans,” “projections” and other similar expressions to identify some forward-looking statements, but not all forward-looking statements include these words. All of our forward-looking statements involve estimates and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to the key factors described under the caption “Risk Factors” and elsewhere in any accompanying prospectus supplement.

We caution that the factors described in this prospectus and in any accompanying prospectus supplement could cause actual results to differ materially from those expressed in any of our forward-looking statements and that investors should not place undue reliance on those statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement contained or incorporated by reference in this prospectus to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors that could cause our business not to develop as we expect emerge from time to time, and it is not possible for us to predict all of them. Further, we cannot assess the impact of each currently known or new factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

OUR BUSINESS

Overview

We are a leading provider of audio entertainment, information, and educational programming on the Internet. We specialize in the spoken experience, providing digital audio editions of books, newspapers and magazines, original programming and television and radio subscriptions. Our service provides a way for individuals to consume content at times when they are otherwise unable to read, such as when driving, but it also provides listeners with the opportunity to simply enjoy what they want, when they want.

Consumers shop, purchase and download audio content from our web sites, www.audible.com (United States) and www.audible.co.uk (United Kingdom), and from our related parties web sites, www.audible.de (Germany) and www.audible.fr (France), directly to personal computers for listening in a variety of ways. Most of our customers download audio to their PCs and Macs and then transfer the audio to MP3 players, personal digital assistants (PDAs), or to smart mobile devices (SMDs) for listening on the go. Others transfer, or “burn”, the content to audio CDs, while some customers simply listen at their computers or through a digital home entertainment network. Our customers can also have their Audible content wirelessly delivered to their SMDs every day, taking the computer out of the equation. Our digital content is available at our and our related parties web sites, as well as at the Apple iTunes Music Store, where we are the exclusive provider of paid spoken audio products, and at Amazon.com.

In addition to the value of our content, we offer customers value, convenience and flexibility. Our customers have the option to buy our content either a la carte, or to join any one of our AudibleListener membership plans that offer significant savings from what consumers typically will find at other traditional or online retail store. Our basic AudibleListener membership plan provides customers with access to a 30% discount on any individual content purchase, exposure to periodic sales, and six free audio channels of content all for the low price of $9.95 per year. For even greater savings, customers can also join the AudibleListener Gold or Platinum membership plans for a fixed monthly or annual fee that provides them with a pre-determined number of credits to be used for downloading audio content. These credits may be rolled over month to month, should members elect to do so. In addition to our AudibleListener membership plans, our customers may also subscribe to any one of close to 50 daily, weekly, or monthly subscription products.

On our Web sites, customers can select from more than 90,000 hours of audio content, or 28,000 different programs. The selection of audio in our stores ranges from 12,000 audiobooks and performances, to audio editions of national periodicals such as The New York Times, The Wall Street Journal, Forbes, The New Yorker and Scientific American; to radio and TV programming such as Fresh Air, Charlie Rose, Car Talk, Marketplace, The Bob Edwards Show, and Opie & Anthony. Language instruction, personal development, stand-up comedy, children's audio, study guides, historic speeches and readings, fiction, business, mystery and romance are only some of the categories of listening available to our customers.

But compelling content is only part of the story. Also helping us capitalize on these strong consumer trends is our ability to build strong partnerships throughout the emerging market for handheld devices that play digital or compressed audio. Our AudibleReady® initiative was designed to exploit this market by entering into multiple technology and co-marketing relationships with companies that manufacture digital audio-enabled devices. The AudibleReady brand exists as a standard for digital downloads and playback that ensures satisfactory interoperability between the Audible service and digital audio-enabled devices.

Consumers are able to enjoy our digital content on more than 190 different mobile devices made by more than 40 manufacturers. These devices include MP3 players, PDAs, SMDs, or entertainment systems made by companies such as Apple Corp., Creative Labs, Dell, Hewlett-Packard, Motorola, Palm, Philips, Samsung, Sandisk, Sonos, and Thomson. Our device manufacturing partners support us by including our AudibleReady software on their devices. They may also include audio samples on the device, insert marketing brochures in device boxes, provide point-of-purchase sales support, after-market promotions, and web-based and e-mail customer outreach. We also work with original equipment manufacturers of mobile audio devices, original design manufacturers, and integrated circuit vendor partners to simply and rapidly adopt our technology for use in electronic devices with digital audio capabilities.

Since launching the service in 1997, 790,000 customers from approximately 120 countries have purchased content from us, and hundreds of thousands more have purchased our content at the Apple iTunes Music Store. We acquire new customers through a variety of marketing and public relations methods, including e-mail, targeted web advertising, paid and natural search, word-of-mouth, marketing partnerships with device manufacturers and retailers, targeted radio advertising, content-based public relations and other online and traditional promotions. Beyond leveraging our first-to-market technology in the English language, together with our joint venture partners, we launched a German language version of the Audible service (www.audible.de) in December 2004. We have also entered into a license and service agreement to support a French language version of the Audible service (www.audible.fr), which launched in the first quarter of 2005. In February 2005, we established our wholly-owned subsidiary in the United Kingdom, known as Audible UK (www.audible.co.uk), which began commercial operations in June 2005.

Also in 2005, we launched AudibleEducation, which we established to focus on the educational market, AudibleAir, our wireless delivery service, and a completely re-designed web site with new AudibleListener membership plans. In early 2006, we launched Audible Wordcast, along with our podcasting tools.

The market for the Audible service results from the increasing usage of the Internet, the growth of handheld electronic devices that have digital audio capabilities, and the increasing number of hours commuters spend in traffic when they cannot otherwise read. In contrast to traditional radio broadcasts or satellite radio, the Audible service offers customers access to content of their choice and the ability to listen to what they want, when and where they want - whether commuting, exercising, working around the house, traveling, or simply relaxing. Unlike traditional and online bookstores, which are subject to physical inventory constraints and shipping delays, we provide a selection that is readily available in a digital format that can be quickly delivered over the Internet directly to our customers.

We provide new sources of revenue for publishers, writers and producers of books, newspapers, magazines, newsletters, radio and television shows, professional journals and business information. We not only add the utility of audio entertainment, but of information, education and productivity to a broad array of digital audio-enabled devices. We provide companies that distribute or promote our service with a wide selection of digital audio content to offer to their customers.

We were incorporated in Delaware in November 1995. Our principal executive offices are located at 65 Willowbrook Boulevard, Wayne, New Jersey 07470, and our telephone number is (973) 837-2700. Our Web site is accessible at www.audible.com. Information on our Web site does not constitute part of this prospectus.

Additional information regarding us, including our audited financial statements and descriptions of our business, is contained in the documents incorporated by reference in this prospectus. See “Where You Can Find More Information” below and “Incorporation of Documents by Reference” below.

RISK FACTORS

Prior to making a decision about investing in our common stock, you should carefully consider the specific factors discussed below or appearing or incorporated by reference in this prospectus.

We have a limited operating history with which you can evaluate our business and our future prospects.

Our limited operating history and limited number of customers makes predicting our future operating results difficult. From the time we were incorporated in November 1995 until September 1997, we generated no revenue while we developed our secure delivery system and a prototype audio playback device, created our Web site, www.audible.com, and established relationships with providers of audio content. We began earning limited revenue in October 1997, and have continued to focus our resources on refining and enhancing our Web site, playback and management software, expanding our content selections, and developing relationships with manufacturers of digital audio players. We have a limited history of selling content and content subscription services to users of portable electronic devices manufactured by other parties. We expect to spend resources on growing our customer base, expanding internationally, building AudibleEducation and AudibleAir, improving customer service and investing in other areas where we believe our business can be strengthened.

We have limited revenue, we have a history of losses, we may not be profitable in the future, and we may need additional financing, which may not be available to us.

We had total revenue of approximately $19,325,000, $34,319,000 and $63,237,000, in 2003, 2004, and 2005, respectively. This limited revenue makes it difficult to predict our future quarterly results and our revenue and operating results can vary significantly quarter to quarter. Our revenue is dependent upon continuing to obtain new customers, increase customer purchase rates, decrease customer cancellation rates and the availability and sales of AudibleReady players by third-party manufacturers. We had content and services revenue of approximately $18,594,000, $33,210,000 and $61,310,000 in 2003, 2004, and 2005, respectively. We had operating expenses of approximately $23,160,000, $33,238,000 and $66,706,000 in 2003, 2004, and 2005, respectively. Because many of our expenses, such as employee compensation and rent, are relatively fixed in the short term, we may be unable to significantly adjust our spending to compensate for unexpected revenue shortfalls. As of December 31, 2005, we have an accumulated deficit of approximately $130,714,000.

We have identified material weaknesses in internal control over financial reporting which may adversely affect our operations.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to report on management's assessment of the effectiveness of our internal control over financial reporting. Additionally, our independent registered public accounting firm is also required to issue a report on management's assessment of, and the effective operation of, our internal control over financial reporting.

During our 2005 compliance efforts, we identified material weaknesses involving insufficient accounting personnel resources, inadequate information and communication, inadequate risk assessment, ineffective contract management and ineffective control over retail promotions. See Item 9A of our Annual Report for 2005 for additional details regarding these material weaknesses. As a result, our independent registered public accounting firm has issued an adverse opinion on the effectiveness of internal control over financial reporting.

Although we are in the process of implementing new controls to remediate these material weaknesses, we cannot assure you that any of the measures we implement will effectively mitigate or remediate such material weaknesses.

Ongoing compliance with Section 404 and remediation of any additional deficiencies, significant deficiencies or other material weaknesses that we or our independent registered public accounting firm may identify, will require us to incur significant costs and expend significant time and management resources. We cannot assure you that any of the measures we implement to remedy potential future deficiencies will effectively mitigate or remediate such deficiencies. In addition, we cannot assure you that we will be able to complete the work necessary for our management to issue its annual management report for 2006 or in future years. We also can give no assurance that our independent registered public accounting firm will agree with our management's assessment in future years.

If too many AudibleListeners refrain from using their audio credits on a timely basis, there will be a delay in recognizing the revenue until the credits are either used or expire.

Our new AudibleListener plans include the ability for AudibleListener members to roll over a certain number of audio credits and download audio later in their membership period. To the extent AudibleListener members roll over audio credits, the cash received from the sale of those audio credits will be reflected as deferred revenue. As the rolled-over credits are used to download audio or expire, the value of the credits will be recognized as revenue. If a significant number of AudibleListeners delay in using their audio credits, the recognition of revenue related to those audio credits will be delayed and can adversely affect our revenue.

If our efforts to attract new AudibleListeners are not successful, our revenues will be affected adversely.

We must continue to attract new AudibleListeners. In December 2005, we launched a redesigned Web site and new AudibleListener membership plans aimed at making the Audible service more flexible and convenient for our customers. The result we believe will be improved customer satisfaction and retention. If consumers do not perceive our new AudibleListener plans to be of value, we may not be able to attract additional AudibleListeners, and as a result, our revenues will be affected adversely. The funds we spend on marketing and promotional activities to acquire new members reflect assumptions about how many members we can acquire and how long they will remain members. If our actual experience falls short of our assumptions, our revenue and profit will be materially affected.

If we experience excessive rates of churn, our revenues and business will be harmed.

We must minimize the rate of loss of existing AudibleListeners while adding new AudibleListeners. AudibleListeners cancel their memberships for many reasons, including reasons related to changes in the available time they have for listening to spoken audio, a perception that they are not using their membership entirely, customer service issues that are not satisfactorily resolved, or competitive service offerings. We must continually add new AudibleListener members both to replace members who cancel and to grow our business beyond our current AudibleListener membership base. If too many AudibleListener members cancel their memberships, or if we are unable to attract new members in numbers sufficient to grow our business, our operating results will be adversely affected. Further, if excessive numbers of AudibleListener members cancel their memberships, we may be required to incur significantly higher marketing expenditures than we currently anticipate to replace these members.

The market for our service is uncertain and consumers may not be willing to use the Internet to purchase spoken audio content, which could harm our business.

There can be no assurance that our current business strategy will enable us to sustain profitable operations. Downloading of audio content from the Internet is a relatively new method of distribution and its growth and market acceptance is highly uncertain. Our success will depend in large part on more widespread consumer willingness to purchase and download spoken audio content over the Internet. Purchasing this content over the Internet involves changing purchasing habits, and if consumers are not willing to purchase and download this content over the Internet, our revenue will be limited, and our business will be materially adversely affected. We believe that acceptance of this method of distribution may be subject to network capacity constraints, hardware limitations, company computer security policies, the ability to change user habits, and the quality of the audio content delivered. While we believe we have had some measure of success in gaining market acceptance of this method of distribution, particularly through our sales of content at the Apple iTunes Music Store, there can be no assurance that this will continue. Under our Apple arrangement, Apple may convert the spoken-word provision elements of the agreement related to the Apple iTunes Music Store from an exclusive arrangement to a nonexclusive arrangement for both us and Apple upon 120 days notice.

We may not be able to license or produce sufficiently compelling audio content to attract and retain customers and grow our revenue.

If we are unable to obtain licenses from the creators and publishers of content to have that content available on our Web site on terms acceptable to us, or if a significant number of content providers terminate their agreements with us, we would have less content available for our customers, which would limit our revenue growth and materially adversely affect our financial performance. Our future success depends upon our ability to accumulate and deliver premium spoken audio content over the Internet. Although we currently collaborate with the publishers of periodicals and other branded print materials to convert their written material into original spoken audio content, the majority of our content originates from producers of audiobooks, radio broadcasts, and other forms of spoken audio content. Although many of our agreements with content providers are for terms of one to five years, our content providers may choose not to renew their agreements with us or may terminate their agreements early if we do not fulfill our contractual obligations. We cannot be certain that our content providers will enter into new agreements with us on the same or similar terms as those currently in effect, or that additional content providers will enter into agreements on terms acceptable to us.

Manufacturers of electronic devices may not manufacture, make available, or sell a sufficient number of products suitable for our service, which would limit our revenue growth.

If manufacturers of electronic devices do not manufacture, make available, or sell a sufficient number of players promoted as AudibleReady, or if these players do not achieve sufficient market acceptance, we will not be able to grow revenue, and our business will be materially adversely affected. Manufacturers of electronic devices have experienced delays in their delivery schedule of their digital players due to parts shortages and other factors. Although the content we sell can be played on personal computers, we believe that a key to our future success is the ability to playback this content on handheld electronic devices that have digital audio capabilities. We depend in large measure on manufacturers, such as Apple Corp., Creative Labs, Palm, Inc., Hewlett-Packard, Rio Audio, and Samsung to develop and sell their own products and promote them as AudibleReady.

We must establish, maintain, and strengthen our brand names, trademarks, and service marks in order to acquire customers and generate revenue, or our business will be harmed.

If we fail to promote and maintain our brand names, our business, operating results, and financial condition could be materially adversely affected. We believe that building awareness of the “Audible” and “Audible.com” brand names is critical to achieving widespread acceptance of our service by customers, content providers, device manufacturers, and marketing and distribution companies with which we have business relationships. To promote our brands, we will need to increase our marketing expenditures and continue to register, maintain, and enforce our registrations and other rights in these marks in the markets where we do business and plan to expand.

Increasing availability of digital audio technologies may increase competition and reduce our revenue, market share, and profitability.

If we do not continue to enhance our service and adapt to new technology, we will not be able to compete with new and existing distributors of spoken audio content. As a result, we may lose market share and our business would be materially adversely affected. The market for the Audible service is rapidly evolving and intensely competitive. We expect competition to intensify as advances in and standardization of digital audio distribution, download, security, management, and playback technologies reduce the cost of starting a digital audio delivery system or a service that gathers audio content. To remain competitive, we must continue to license or develop technology internally that will enhance the features of the Audible service, our software that manages the downloading and playback of audio content, our ability to compress audio files for downloading and storage, and our security and playback technologies. Increased competition is likely to result in price reductions, reduced revenues, higher customer cancellation rates, higher content licensing costs, higher marketing costs and loss of market share, any of which could materially adversely affect our financial performance.

Our industry is highly competitive and we cannot assure you that we will be able to compete effectively, which would harm our business.

We face competition in all aspects of our business and we cannot assure you that we will be able to compete effectively. We compete for consumers of audio content with other Internet-based audio distributors and distributors of audio on cassette tape or compact disc. We compete with others for relationships with manufacturers of electronic devices with audio playback capabilities. The business of providing content over the Internet is experiencing rapid growth and is characterized by rapid technological changes, changes in consumer habits and preferences, and the emergence of new and established companies. We compete with (1) traditional and online retail stores, catalogs, clubs, and libraries that sell, rent, or loan audiobooks on cassette tape or compact disc, such as Audio Book Club, Borders, and Barnes & Noble, (2) Web sites that offer podcasts and streaming access to spoken audio content, (3) other companies offering services similar to ours, such as soundsgood.com, Simply Audiobooks, Net Library and Overdrive Inc. and (4) online companies such as Amazon.com, Google, Inc., America Online, Inc., Yahoo! Inc., and Microsoft Network, with the potential to offer spoken audio content. Many of these companies have financial, technological, promotional, and other resources that are much greater than those available to us and could use or adapt their current technology, or could purchase technology, to provide a service directly competitive with the Audible service.

Capacity constraints and failures, delays, or overloads could interrupt our service and reduce the attractiveness of our service to existing or potential customers.

Any capacity constraints or sustained failure or delay in using our Web site could reduce the attractiveness of the Audible service to consumers, which would materially adversely affect our financial performance. Our success depends on our ability to electronically, efficiently and with few interruptions or delays distribute spoken audio content through our Web site to a large number of customers. Accordingly, the performance, reliability and availability of our Web site, our transaction processing systems and our network infrastructure are critical to our operating results. We have experienced periodic systems interruptions including planned system maintenance, hardware and software failures triggered by high traffic levels and network failure in the Internet and our Internet service providers. We believe the complexities of our software and hardware and the potential instability of the Internet due to rapid user growth mean that periodic interruptions to our service are likely to continue. A significant increase in visitors to our Web site or simultaneous download requests could strain the capacity of our Web site, software, hardware and telecommunications systems, which could lead to slower response times or system failures. These interruptions may make it difficult to download audio content from our Web site in a timely manner.

We could be liable for substantial damages if there is unauthorized duplication of the content we sell, which would adversely affect our business.

We believe that we are able to license premium audio content in part because our service has been designed to reduce the risk of unauthorized duplication and playback of audio files. If these security measures fail, our content may be vulnerable to unauthorized duplication playback. If others duplicate the content we provide without authorization, content providers may terminate their agreements with us and hold us liable for substantial damages. Although we maintain general liability insurance, including insurance for errors or omissions, we cannot assure you that the amount of coverage will be adequate to compensate us for these losses. Security breaches might also discourage other content providers from entering into agreements with us. We may be required to expend substantial money and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches.

We do not have a comprehensive disaster recovery plan and we have limited back-up systems, and a disaster could severely damage our operations and could result in loss of customers.

If our computer systems are damaged or interrupted by a disaster for an extended period of time, our business, results of operations, and financial condition would be materially adversely affected. We do not have a comprehensive disaster recovery plan in effect and do not have fully redundant systems for the Audible service at an alternate site. Our operations depend upon our ability to maintain and protect our computer systems-all of which are located in our headquarters and at a third party offsite hosting facility. Although we maintain insurance against general business interruptions, we cannot assure you that the amount of coverage will be adequate to compensate us for our losses.

Problems associated with the Internet could discourage use of Internet-based services like ours and adversely affect our business.

If the Internet fails to develop or develops more slowly than we expect as a commercial medium, our business may also grow more slowly than we anticipate, if at all. Our success will depend in large part on increasing use of the Internet. There are critical issues concerning the commercial use of the Internet which we expect to affect the development of the market for the Audible service, including:

·	Secure transmission of customer credit card numbers and other confidential information;
·	Reliability and availability of Internet service providers;
·	Cost of access to the Internet;
·	Availability of sufficient network capacity; and
·	Ability to download audio content through computer security measures employed by businesses.

The loss of key employees could jeopardize our growth prospects.

The loss of the services of any of our executive officers or other key employees could materially adversely affect our business. Our future success depends on the continued service and performance of our senior management and other key personnel, particularly Donald R. Katz, our Chairman and CEO. We do not have employment agreements with any of our executive officers or other key employees. We maintain a $2.5 million key-man life insurance policy on Mr. Katz.

Our common stock has been relatively thinly traded and we cannot predict the extent to which a trading market will develop, which may adversely affect our share price.

Our common stock currently trades on the NASDAQ National Market. Our common stock is thinly traded compared to larger more widely known companies in our industry. In addition, there is a significant short interest in our common stock. Thinly traded or common stock with a significant short interest can be more volatile than common stock trading in an active public market. We cannot predict the extent to which an active public market for the common stock will develop or be sustained in the future.

Our inability to hire new employees may hurt our growth prospects.

The failure to hire new personnel could damage our ability to grow and expand our business. Our future success depends on our ability to attract, hire, and retain highly skilled financial, technical, managerial, editorial, marketing, and customer service personnel, and competition for these individuals is intense.

We may not be able to protect our intellectual property, which could jeopardize our competitive position.

If we fail to protect our intellectual property, we may be exposed to expensive litigation or risk jeopardizing our competitive position. The steps we have taken may be inadequate to protect our technology and other intellectual property. Our competitors may learn or discover our trade secrets or may independently develop technologies that are substantially equivalent or superior to ours. We rely on a combination of patents, licenses, confidentiality agreements, and other contracts to establish and protect our technology and other intellectual property rights. We also rely on unpatented trade secrets and know-how to maintain our competitive position. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and the diversion of our management and technical resources, which would harm our business.

Other companies may claim that we infringe their copyrights or patents, which could subject us to substantial damages.

If the Audible service violates the proprietary rights of others, we may be required to redesign our software, and re-encode the Audible content, or seek to obtain licenses from others to continue offering the Audible service without substantial redesign and such efforts may not be successful. We are a defendant in a lawsuit filed by Digeo, Inc. in which Digeo has asserted that we infringe one of its patents. While we are vigorously defending the suit, there can be no assurance that we will be successful in doing so. We do not conduct comprehensive patent searches to determine whether our technology infringes patents held by others. Furthermore, technology development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed with regard to similar technologies. Any claim of infringement could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. A party making a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering the Audible service. Any of these events could have a material adverse effect on our business, operating results, and financial condition.

We could be sued for content that we distribute over the Internet, which could subject us to substantial damages.

A lawsuit based on the content we distribute could be expensive and damaging to our business. Our service involves delivering spoken audio content to our customers. As a distributor and publisher of content over the Internet, we may be liable for copyright, trademark infringement, unlawful duplication, negligence, defamation, indecency, and other claims based on the nature and content of the materials that we publish or distribute to customers. Although we generally require that our content providers indemnify us for liability based on their content (and we carry general liability and errors and omission insurance), the indemnity and the insurance may not cover claims of these types or may not be adequate to protect us from the full amount of the liability. If we are found liable in excess of the amount of indemnity or of our insurance coverage, we could be liable for substantial damages and our reputation and business may suffer.

Future government regulations may increase our cost of doing business on the Internet, which could adversely affect our cost structure.

Laws and regulations applicable to the Internet, covering issues such as user privacy, pricing, and copyrights are becoming more prevalent. The adoption or modification of laws or regulations relating to the Internet could force us to modify the Audible service in ways that could adversely affect our business.

We may become subject to sales and other taxes for direct sales over the Internet, which could affect our revenue growth.

Increased tax burden could make our service too expensive to be competitive. We do not currently collect sales or other similar taxes for download of content into states other than in New Jersey. Nevertheless, one or more local, state, or foreign jurisdictions may require that companies located in other states collect sales taxes when engaging in online commerce in those states. If we open facilities in other states, our sales into such states may be taxable. If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our content, the increased cost to our customers could discourage them from purchasing our services, which would materially adversely affect our business.

A variety of risks could adversely affect our international activities.

The operation of our international activities will require significant management attention as well as financial resources. If international content publishers fail to provide us with sufficient content, we may not be able to attract customers with the broad selection of local content required to be successful. In addition, the concept of digital spoken audio is not as well developed in Germany, France, and the UK as it is in the United States. This may make it more difficult to acquire new customers in Germany, France, and the UK. These factors may have a material adverse affect on our financial performance.

Our charter and bylaws could discourage an acquisition of our company that would benefit our stockholders.

The following provisions could have the effect of delaying, deterring, or preventing a change in the control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, or may otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could materially adversely affect the market price of our common stock:

·
Our Board of Directors, without stockholder approval, may issue preferred stock on terms that they determine. This preferred stock could be issued quickly with terms that delay or prevent the change in control of our company or make removal of management more difficult. Also, the issuance of preferred stock may cause the market price of our common stock to decrease.

·	Our Board of Directors is “staggered” so that only a portion of its members are elected each year.

·	Only our Board of Directors, our Chairman of the Board, our President or stockholders holding a majority of our stock can call special stockholder meetings.

·	Special procedures must be followed in order for stockholders to present proposals at stockholder meetings.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock or interests therein by the selling stockholders or their transferees.

SELLING STOCKHOLDERS

The following table sets forth the number of shares beneficially owned by the selling stockholders as of March 27, 2006. The selling stockholder has not committed to sell any shares under this prospectus. The shares offered by this prospectus may be offered from time to time by the selling stockholders or their transferees.

Name	Share Beneficially Owned Prior to the Offering (1)		Shares Covered by this Prospectus	Shares Beneficially Owned After the Offering (1)
	Number	Percentage	Number	Number	Percentage
Amazon.com NV Investment Holdings, Inc.	613,343	2.5%	166,666	613,343	2.5%
Random House, Inc.	291,667	1.2%	291,667	291,667	1.2%
Random House Ventures LLC (2)	681,366	2.7%	681,366	681,366	2.7%
Bertelsmann Multimedia, Inc.	406,996	1.7%	406,996	406,996	1.7%

(1)	Beneficial ownership determined in accordance with the rules of the SEC and generally includes voting or investment with respect to securities.
(2)	Includes 292,777 shares of common stock issuable upon exercise of warrants.

PLAN OF DISTRIBUTION

We are registering for resale the shares on behalf of the selling stockholders. The selling stockholders, as used in this prospectus, includes donees, pledgees, transferees or other successors in interest who may receive shares from the selling stockholders after the date of this prospectus. The selling stockholders may offer its shares of our common stock or interests therein at various times in one or more of the following transactions:

-	in ordinary broker's transactions on Nasdaq or any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;
-	in the over-the-counter market;
-	in private transactions other than in the over-the-counter market;
-	in connection with short sales of other shares of our common stock in which shares are redelivered to close out positioning;
-	by pledge to secure debts and other obligations;
-	in connection with the writing of nontraded and exchange-traded call options, put options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or
-	in a combination of any of the above transactions.

The selling stockholders may sell their shares or interests therein at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may sell the shares described in this prospectus or interests therein directly to purchasers or to or through broker-dealers, which may act as agents or principals. If the selling stockholders use broker-dealers to sell their shares, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents. The selling stockholders may also transfer, devise or gift these shares by other means not described in this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act. The stockholders must meet the criteria and conform to the requirements of that rule. The selling stockholders and the broker-dealers to or through whom sale of the shares may be made could be deemed to be underwriters within the meaning of the Securities Act, and their commissions or discounts and other compensation received in connection with the sale of the shares may be regarded as underwriters' compensation, if the SEC determines that they purchased the shares in order to resell them to the public.

The selling stockholders have not advised us of any specific plans for the distribution of the shares covered by this prospectus. Then and if we are notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of a material portion of the shares covered by this prospectus, we will file a prospectus supplement or post-effective amendment to the registration statement with the SEC. This supplement or amendment will include the following information, as applicable:

-	the name of the participating broker-dealer(s) or underwriters;
-	the number of shares involved;
-	the price or prices at which the shares were sold by a selling stockholder;
-	the commissions paid or discounts or concessions allowed by a selling stockholder to the broker-dealers or underwriters; and
-	other material information.

The selling stockholders and any agent, broker or dealer that participates in sales of common stock offered by this prospectus may be deemed "underwriters" under the Securities Act of 1933 and any commissions or other consideration received by any agent, broker or dealer may be considered underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, broker or dealer that participates in sales of common stock against liabilities arising under the Securities Act from sales of common stock.

Because the selling stockholders may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have advised the selling stockholders that the antimanipulation rules promulgated under the Securities Exchange Act, including Regulation M, may apply to sales of the shares offered by the selling stockholders. We have agreed to pay all costs relating to the registration of the shares. Any commissions or other fees payable to broker-dealers in connection with any sale of the shares will be paid by the selling stockholders or other party selling the shares.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Copies of these reports, proxy statements, and other information may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may request copies of these documents by writing to the SEC and paying a fee for the copying costs. You may also call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov. Our common stock is traded on The Nasdaq Small Cap Market and you may inspect the reports, proxy statements and other information we file with The Nasdaq stock market at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, Washington, D.C. 20006.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” certain of our publicly filed documents into this prospectus, which means that we may disclose material information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any later information that we file with the SEC will automatically update and supersede this information. We will incorporate by reference the documents listed below and any additional documents we file with the SEC under Sections 13(a) or 14 of the Securities Exchange Act of 1934 until the offering of the securities is terminated. This prospectus is part of a registration statement on Form S-3 that we filed with the SEC and does not contain all of the information set forth in the registration statement.

The following documents that we previously filed with the SEC are incorporated by reference:

(1) our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 31, 2006;

(2) our Proxy Statement dated May 27, 2005, relating to the 2005 Annual Meeting of Stockholders;

(3) our Current Report on Form 8-K filed on February 16, 2006 (other than Item 2.02 and Exhibit 99.1 thereto); and

(4) the description of our common stock which is contained under the caption “Description of the Registrant's Securities to be Registered” in our registration statement on Form 8-A filed with the SEC on June 28, 1999, and including any amendment or report filed for the purposes of updating such description.

Our Web site is http://www.audible.com. Our Web site links to our filings available on the SEC Web site. We will also provide any person to whom a copy of this prospectus is delivered, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents unless specifically incorporated by reference. You should direct any requests for documents to Audible, Inc., 65 Willowbrook Boulevard, Wayne NJ 07470, Attention: Investor Relations.

LEGAL MATTERS

The validity of the shares of common stock offered was passed upon for us by DLA Piper Rudnick Gray Cary US LLP.

EXPERTS

The consolidated financial statements of Audible, Inc. and subsidiary as of December 31, 2004 and 2005, and for each of the years in the three-year period ended December 31, 2005, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

KPMG LLP's audit report on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2005, expresses their opinion that Audible, Inc. did not maintain effective internal control over financial reporting as of December 31, 2005 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that material weaknesses were identified in the following areas: insufficient accounting personnel resources; inadequate information and communication; inadequate risk assessment; ineffective contract management; and ineffective control over retail promotions.